

Mail Stop 6010

November 24, 2008

Via Facsimile and U.S. Mail

George Konrad
Chief Executive Officer
Vyrex Corporation
21615 N. 2nd Avenue
Phoenix, Arizona 85027

> **Re: PowerVerde, Inc.**
> **f/k/a Vyrex Corporation**
> **Amendment 1 to Form 10-KSB for the year ended December 31, 2007**
> **Filed November 14, 2008**
> **Amended Forms 10-Q as of March 31, 2008 and June 30, 2008**
> **Form 10-Q as of September 30, 2008**
> **File No. 0-27866**

Dear Mr. Konrad:

We have reviewed your response letter dated November 7, 2008 and have the following additional comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form 10-KSB for the Year Ended December 31, 2007

1.   We note your response to prior comment 3 from our letter dated October 8, 2008. We note within your certifications here and your Amended March 31, 2008, Amended June 30, 2008, and September 30, 2008 Forms 10-Q filed pursuant to Exchange Act Rule 13a-14(a) are still not in the exact form prescribed by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X. For instance, we note that you deleted the wording "the registrant's other certifying officer(s) and" from paragraphs 4 and 5. Please revise your future filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding this comment. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                Sincerely,

                                Kevin L. Vaughn
                                Accounting Branch Chief